UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2025

NATIONAL BANK HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35654	27-0563799
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7800 East Orchard Road, Suite 300, Greenwood Village, Colorado 80111

(Address of principal executive offices) (Zip Code)

303-892-8715

(Registrant’s telephone, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written Communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Class A Common Stock, Par Value $0.01	NBHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

As previously disclosed, on September 15, 2025, National Bank Holdings Corporation, a Delaware corporation (“NBHC”), entered into an Agreement and Plan of Merger (the “merger agreement”) with Vista Bancshares, Inc., a Texas corporation (“Vista”) and Bryan Wick, solely in his capacity as the shareholders’ representative (the “shareholders’ representative”). The merger agreement provides that, upon the terms and subject to the conditions set forth therein, Vista will merge with and into NBHC (the “merger”), with NBHC continuing as the surviving corporation in the merger (the “surviving corporation”). Immediately following the merger, Vista’s wholly owned bank subsidiary, Vista Bank, will merge with and into NBHC’s wholly owned bank subsidiary, NBH Bank (the “bank merger”), with NBH Bank continuing as the surviving bank in the bank merger. The merger agreement was unanimously approved by the board of directors of each of NBHC and Vista.

NBHC and Vista may, upon mutual agreement, at any time prior to the effective time of the merger (as defined below), change the method or structure of effecting the combination of Vista and NBHC if and to the extent both parties deem such change to be necessary, appropriate or desirable; provided, however, that unless the merger agreement is amended by the agreement of each party in accordance with the terms in the merger agreement, no such change may (i) alter or change the exchange ratio (as defined below) or the amount or kind of the cash merger consideration (as defined below) per share of Vista common stock provided for in the merger agreement, (ii) adversely affect the tax treatment of the merger with respect to NBHC shareholders or Vista shareholders pursuant to the merger agreement, (iii) adversely affect the tax treatment of Vista or NBHC pursuant to the merger agreement or (iv) be reasonably expected to cause the closing of the merger (the “closing”) to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed.

Merger Consideration

Vista Common Stock

Under the terms and subject to the conditions set forth in the merger agreement, each share of common stock, par value $1.00 per share, of Vista (“Vista common stock”), issued and outstanding immediately prior to the effective time (excluding dissenting shares, treasury shares and shares held by Vista or NBHC (other than treasury shares and shares held by Vista or NBHC (a) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties and (b) held, directly or indirectly, in respect of debts previously contracted (collectively, the “exception shares”))) will be converted into the right to receive $31.62 without interest (such consideration, the “cash merger consideration”) and 3.1161 shares (the “exchange ratio”) of common stock, par value $0.01 per share, of NBHC (the “NBHC common stock”) (such consideration, together with the cash merger consideration, the “merger consideration”). If a vote of NBHC’s shareholders would be required by the rules and regulations of The New York Stock Exchange (“NYSE”) to approve the issuance of shares of NBHC common stock and awards of restricted shares of NBHC common stock (“NBHC restricted stock awards”) pursuant to the merger agreement, the cash merger consideration and exchange ratio will be adjusted (to the minimum extent necessary) to increase the cash merger consideration and decrease the exchange ratio to achieve the same economic effect as set forth in the agreement and eliminate the requirement for such vote.

2

All of the shares of Vista common stock converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and will cease to exist as of the effective time, and each old certificate (which includes reference to book-entry account statements relating to the ownership of shares of Vista common stock) previously representing any such shares of Vista common stock will thereafter represent only the right to receive (i) the merger consideration, (ii) cash in lieu of a fractional share which the shares of Vista common stock represented by such old certificate have been converted into the right to receive pursuant to the terms of the merger agreement and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to the terms of the merger agreement, in each case without any interest thereon. Old certificates previously representing shares of Vista common stock will be exchanged for the merger consideration and the other amounts specified in the immediately preceding sentence, including evidence of shares in book-entry form representing whole shares of NBHC common stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such old certificates pursuant to the terms of the merger agreement, without any interest thereon.

If, prior to the effective time, the outstanding shares of NBHC common stock or Vista common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or extraordinary distribution, an appropriate and proportionate adjustment will be made to the merger consideration and the consideration payable in connection with the specified Vista restricted stock award (as defined below) to give the holders of Vista common stock and Vista restricted stock awards the same economic effect as contemplated by the merger agreement prior to such event; provided that this will not permit NBHC or Vista to take any action with respect to its securities that is prohibited by the terms of the merger agreement. At the effective time, all shares of Vista common stock that are owned by Vista or NBHC (in each case other than the exception shares) will be cancelled and will cease to exist, and neither the merger consideration nor any other consideration will be delivered in exchange therefor.

Vista Stock Options

At the effective time, each option granted by Vista to purchase shares of Vista common stock under the Vista Bank Equity Incentive Plan and the Vista 2014 Stock Option Plan (the “Vista stock plans”) or otherwise that is outstanding and unexercised immediately prior to the effective time, whether or not vested (a “Vista stock option”) that is held by a non-employee director of Vista (a “Vista director stock option”) will be converted into the right to receive (without interest), in consideration of the cancellation of such Vista director stock option, an amount in cash (less applicable tax withholdings) equal to the product of (i) the excess, if any, of (A) the cash merger consideration, plus (B) the product of (x) the exchange ratio multiplied by (y) the average of the closing sale prices of NBHC common stock on the NYSE as reported by The Wall Street Journal for the 5 consecutive full trading days ending on the trading day immediately preceding the closing date (such product rounded down to the nearest penny) (the “NBHC share closing price,” and clauses (A) and (B) collectively, the “merger consideration value”) over the per share exercise price of the applicable Vista stock option, multiplied by (ii) the number of shares of Vista common stock subject to such Vista stock option immediately prior to the effective time (the “Vista stock option consideration”). At the effective time, any Vista director stock option that has an exercise price per share of Vista common stock that is equal to or greater than the merger consideration value will be cancelled for no consideration and will cease to exist.

Also at the effective time, each Vista stock option other than a Vista director stock option that is outstanding and unexercised immediately prior to the effective time, whether or not vested (a “Vista employee stock option”) will be converted into the right to receive (without interest), in consideration of the cancellation of such Vista employee stock option, the Vista stock option consideration. At the effective time, any Vista employee stock option that has an exercise price per share of Vista common stock that is equal to or greater than the merger consideration value will be cancelled for no consideration and will cease to exist.

3

Vista Restricted Stock Awards

At the effective time, each award of restricted shares of Vista common stock granted under a Vista stock plan that is outstanding immediately prior to the effective time (a “Vista restricted stock award”) granted prior to the date of the merger agreement that is subject to any vesting, forfeiture or other lapse restrictions granted under any Vista stock plan or otherwise that is held by a non-employee director and is outstanding immediately prior to the effective time (a “Vista director restricted stock award”) will fully vest and be converted into the right to receive (without interest), in consideration of the cancellation of such Vista director restricted stock award, the merger consideration in respect of each share of Vista common stock underlying such Vista restricted stock award, less applicable tax withholdings (the “Vista restricted stock award consideration”).

Also at the effective time, each Vista restricted stock award granted prior to the date of the merger agreement that is subject to any vesting, forfeiture or other lapse restrictions granted under any Vista stock plan or otherwise that is held by an employee and is outstanding immediately prior to the effective time (other than the specified Vista restricted stock award (as defined below)) (a “Vista employee restricted stock award”) will fully vest and be converted into the right to receive (without interest), in consideration of the cancellation of such Vista employee restricted stock award, the Vista restricted stock award consideration.

In addition, 50% of a specified Vista restricted stock award (the “specified Vista restricted stock award”) that is outstanding immediately prior to the effective time will vest and be converted into the right to receive (without interest), in consideration of the cancellation of such portion of the cancelled specified Vista restricted stock award, 3.9206 shares of NBHC common stock multiplied by the number of shares of Vista common stock underlying such portion of the specified Vista restricted stock award (rounded to the nearest whole number), less applicable tax withholdings. The remaining 50% of the specified Vista restricted stock award that is outstanding immediately prior to the effective time will cease to represent a Vista restricted stock award and will thereafter constitute an NBHC restricted stock award, on the same terms and conditions as were applicable under such Vista restricted stock award immediately prior to the effective time. The number of shares of NBHC common stock subject to such NBHC restricted stock award will be equal to the number of shares of Vista common stock underlying such portion of the specified Vista restricted stock award multiplied by 3.9206 (rounded to the nearest whole number).

Vista Warrants

At the effective time, each warrant granted by Vista to purchase shares of Vista common stock that is outstanding and unexercised immediately prior to the effective time whether or not vested (a “Vista warrant”) will be converted into the right to receive (without interest), in consideration of the cancellation of such Vista warrant, an amount in cash (less applicable tax withholdings) equal to the product of (i) the excess, if any, of the merger consideration value over the per share exercise price of the applicable Vista warrant, multiplied by (ii) the number of shares of Vista common stock subject to such Vista warrant immediately prior to the effective time (the “Vista warrant consideration”). At the effective time, any Vista warrant that has an exercise price per share of Vista common stock that is equal to or greater than the merger consideration value will be cancelled for no consideration and shall cease to exist.

4

At or prior to the effective time, Vista, the Vista board of directors and its compensation committee, as applicable, will adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Vista equity awards and Vista warrants under the merger agreement.

Cash Consideration Adjustment

The cash merger consideration is subject to an upward or downward adjustment based on Vista’s tangible common equity (“tangible common equity”) as of the close of business on the last business day of the month immediately preceding the closing date (as defined below) (the “reference time”). Not later than three business days prior to the expected closing date, NBHC will deliver to Vista a written statement including its good faith estimate of tangible common equity as of the reference time, together with NBHC’s determination of any shortfall (the “estimated minimum tangible common equity deficit”) between the tangible common equity and $246,700,000 (which amount will be increased by $2,800,000 per month after January 2, 2026 until the closing occurs) (the “minimum tangible common equity”). On the closing date, NBHC will deposit cash equal to the greater of (i) 110% of the estimated minimum tangible common equity deficit (if any) and (ii) $9,500,000 (the greater of (i) and (ii), the “consideration adjustment escrow amount”), which will be withheld from the cash merger consideration otherwise payable to the applicable holders of Vista common stock and Vista restricted stock awards (as defined below) and deposited into an escrow account.

Within 15 days after the closing date, NBHC will prepare in good faith and deliver to the shareholders’ representative a statement setting forth NBHC’s calculation of tangible common equity as of the reference time (the “initial closing statement”). If the shareholders’ representative disagrees with the tangible common equity set forth in the initial closing statement, the shareholders’ representative will, within five business days following delivery by NBHC of the initial closing statement, give NBHC written notice of its objections thereto (the “objection notice”). If the shareholders’ representative does not deliver an objection notice, then the tangible common equity included therein will be final and binding on the parties. If the shareholders’ representative delivers an objection notice, and NBHC and the shareholders’ representative cannot resolve the dispute within five business days, NBHC and the shareholders representative will appoint a neutral auditor to determine the amount of the tangible common equity as of the reference time, following the procedures set forth in the merger agreement. The determination of the neutral auditor will be final and binding on the parties, absent fraud or manifest error.

If the difference between the tangible common equity as of the reference time and the minimum tangible common equity (the “consideration adjustment”) is a positive amount, the entire consideration adjustment escrow amount will be released to the applicable holders of Vista common stock and Vista restricted stock awards and NBHC will promptly pay to the exchange agent (for distribution to the applicable holders of Vista common stock and Vista restricted stock awards) an amount of cash equal to such positive amount. If the consideration adjustment is a negative amount, then an amount equal to the lesser of (i) the entire consideration adjustment escrow amount and (ii) the absolute value of such negative amount will be released to NBHC. If the absolute value of such negative amount is less than the consideration adjustment escrow amount, the remaining amount of the consideration adjustment escrow amount will be released to the applicable holders of Vista common stock and Vista restricted stock awards.

5

Fractional Shares

No new book-entry certificates or scrip representing fractional shares of NBHC common stock will be issued upon the surrender for exchange of old certificates, Vista restricted stock awards or otherwise pursuant to the merger agreement, no dividend or distribution with respect to NBHC common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of NBHC. In lieu of the issuance of any such fractional share, NBHC will pay to each former holder who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the NBHC share closing price by (ii) the fraction of a share (after taking into account all shares of Vista common stock or Vista restricted stock awards held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of NBHC common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.

Governing Documents

At the effective time, the second amended and restated articles of incorporation of NBHC, as in effect immediately prior to the effective time, will be the articles of incorporation of NBHC until thereafter amended in accordance with applicable law, and the second amended and restated bylaws of NBHC, as in effect immediately prior to the effective time, will be the bylaws of NBHC until thereafter amended in accordance with applicable law.

Closing and Effective Time of the Merger

On the terms and subject to the conditions set forth in the merger agreement, the closing will occur by electronic exchange of documents at 10:00 a.m., New York City time, on the first business day of the month immediately following the month during which all the conditions precedent set forth in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of such conditions at the closing) are satisfied or waived (subject to applicable law), unless another date, time or place is agreed to in writing by NBHC and Vista; provided that the closing will not occur prior to January 2, 2026 without the prior written consent of NBHC and Vista (the date on which the closing occurs is referred to as the “closing date”).

On or before the closing date, NBHC will cause to be filed a certificate of merger with respect to the merger with the Secretary of State of Delaware and the Secretary of State of Texas (such certificates of merger, the “certificates of merger”). The merger will become effective as of the date and time specified in the certificates of merger in accordance with the relevant provisions of the Delaware General Corporate Law and the Texas Business Organization Code (the “TBOC”), or at such other date and time as provided by applicable law (such date and time being the “effective time”).

Conversion of Shares; Exchange of Vista Stock Certificates

Letter of Transmittal

As promptly as practicable after the effective time, but in no event later than five business days thereafter, NBHC will cause a bank or trust company designated by NBHC and reasonably acceptable to Vista (the “exchange agent”) to mail to each holder of record of one or more old certificates representing shares of Vista common stock immediately prior to the effective time that have been converted at the effective time into the right to receive the merger consideration, and each holder of Vista stock options and Vista restricted stock awards (the “Vista equity awards”) or Vista warrants, as applicable, a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the old certificates, Vista equity awards or Vista warrants, as applicable, will pass, only upon proper delivery of the old certificates, Vista equity awards or Vista warrants, as applicable, to the exchange agent) and instructions for use in effecting the surrender of the old certificates, Vista equity awards or Vista warrants, as applicable, in exchange for the merger consideration (less the pro rata adjustment for the consideration adjustment escrow amount from the cash merger consideration), Vista stock option consideration, Vista restricted stock award consideration (less the pro rata adjustment for the consideration adjustment escrow amount from the cash merger consideration) or Vista warrant consideration, as applicable, and any cash in lieu of fractional shares to be issued or paid in consideration therefor as well as any dividends or distributions to be paid, in each case pursuant to the terms of the merger agreement. The old certificate(s), Vista equity award(s) or Vista warrant(s) so surrendered will be cancelled.

6

In the event any old certificate for Vista common stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such old certificate to be lost, stolen or destroyed and, if required by NBHC or the exchange agent, the posting by such person of a bond in such amount as NBHC or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed old certificate the merger consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to the merger agreement.

After the effective time, there will be no transfers on the stock transfer books of Vista of the shares of Vista common stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, old certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for the merger consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such old certificates is entitled to, as provided in the merger agreement.

None of NBHC, Vista, the exchange agent or any other person will be liable to any former holder of shares of Vista common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Withholding

Each of NBHC, the exchange agent and any other applicable withholding agent will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the merger agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code (the “Code”) or any provision of state, local or foreign tax law; provided that such applicable withholding agent will make commercially reasonable efforts to provide notice to the applicable payee of its intent to deduct or withhold and the basis for such deduction or withholding before any such deduction or withholding is made, and reasonably cooperate with such payee in order to eliminate or to reduce any such deduction or withholding, including providing a reasonable opportunity for such payee to provide forms or other evidence that would mitigate, reduce or eliminate such deduction or withholding. To the extent that amounts are so withheld by NBHC, the exchange agent or any other applicable withholding agent, as the case may be, and paid over to the appropriate governmental authority, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which the deduction and withholding was made by NBHC, the exchange agent or such other applicable withholding agent, as the case may be.

Dividends and Distributions

No dividends or other distributions declared with respect to NBHC common stock will be paid to the holder of any unsurrendered old certificate until the holder thereof surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate or the cancellation of a Vista restricted stock award, as applicable, in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of NBHC common stock which the shares of Vista common stock represented by such old certificate or Vista restricted stock award, as applicable, have been converted into the right to receive under the merger agreement.

7

Representations and Warranties

The merger agreement contains representations and warranties made by each of NBHC and Vista relating to a number of matters, including the following:

•	corporate matters, including due organization, qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger, including from the Board of Governors of the Federal Reserve System, the Texas Department of Banking and the Colorado Division of Banking;

•	reports to regulatory agencies;

•	financial statements and internal records, systems and controls;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal and regulatory proceedings;

•	compliance with applicable laws;

•	tax matters;

•	absence of action or circumstance that could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	certain material contracts;

•	derivative instruments;

•	investment securities and commodities;

•	related-party transactions; and

•	the accuracy of information supplied for inclusion in the Form S-4 (as defined below) and other similar documents.

The merger agreement contains additional representations and warranties by Vista with respect to:

•	the absence of undisclosed liabilities;

8

•	employee benefit matters;

•	absence of agreements with regulatory agencies;

•	environmental matters;

•	real property;

•	intellectual property;

•	takeover restrictions;

•	the opinion of Vista’s financial advisor;

•	loan portfolio matters;

•	deposits;

•	insurance matters;

•	absence of investment adviser subsidiaries; and

•	absence of broker-dealer subsidiaries.

The merger agreement contains an additional representation and warranty by NBHC with respect to NBHC’s reports with the U.S. Securities and Exchange Commission (the “SEC”).

Certain representations and warranties of NBHC and Vista are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either NBHC or Vista or the surviving corporation, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, assets, results of operations or financial condition of such party and its subsidiaries, taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

However, a material adverse effect with respect to the business, assets, results of operations or financial condition of such party and its subsidiaries, taken as a whole will not be deemed to include the impact of:

•	changes, after the date of the merger agreement, in generally accepted accounting principles in the United States (“GAAP”) or applicable regulatory accounting requirements or interpretations thereof;

•	changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•	changes, after the date of the merger agreement, in global, national or regional political conditions (including any outbreak, continuation or escalation of acts of war (whether or not declared), cyberattacks, sabotage, acts of terrorism or military actions) or in economic or market (including equity, credit and debt markets, as well as changes or fluctuations in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

9

•	changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters, man-made disasters or from any outbreak of any epidemic, pandemic or other public health event or emergencies (including any law, directive, or guideline issued by a governmental entity in response thereto);

•	public disclosure of the execution of the merger agreement, public disclosure or (except in the case of certain representations of NBHC and Vista) consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees), or actions expressly required or prohibited by the merger agreement or actions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

•	any shareholder litigation arising out of, related to, or in connection with the merger agreement, the merger or the bank merger that is brought or threatened against a party or members of a party’s board of directors;

•	a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet internal or published projections, forecasts, estimates or predications, revenues, earnings or other financial or operating metrics for any period (provided that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); or

•	the expenses incurred by Vista or NBHC in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement,

except, with respect to the first, second, third and fourth bullets described above, solely to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Business Prior to the Completion of the Merger

Prior to the effective time or earlier termination of the merger agreement, except as expressly contemplated or permitted by the merger agreement, required by law or any governmental entity or as consented to in writing by NBHC (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, (a) Vista will, and will cause each of its subsidiaries to, (i) conduct its business in the ordinary course in all material respects consistent with past practice and (ii) use reasonable best efforts to maintain and preserve intact its business organization relationships with employees, customers and governmental entities and advantageous business relationships and (b) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or the ability of Vista to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis.

10

In addition, prior to the effective time or earlier termination of the merger agreement, except as expressly contemplated or permitted by the merger agreement, required by applicable law or as consented to in writing by NBHC (such consent not to be unreasonably withheld, conditioned or delayed), Vista will not, and will not permit any of its subsidiaries to:

•	incur any indebtedness for borrowed money (other than indebtedness of Vista or any of its wholly owned subsidiaries to Vista or any of its subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or entity, in each case other than (i) in the ordinary course of business consistent with past practice not in excess of $100,000 in the aggregate or (ii) for the creation of deposit liabilities, issuance of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank and the Federal Reserve Bank discount window, sales of certificates of deposits and entry into repurchase agreements;

•	adjust, split, combine or reclassify any capital stock;

•	make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity or voting securities (except (i) the acceptance of shares of Vista common stock as payment for the exercise price of Vista stock options or Vista warrants or for withholding taxes incurred in connection with the exercise of Vista stock options or Vista warrants or the vesting or settlement of Vista restricted stock awards and dividend equivalents thereon, if any (in each case, in accordance with past practice and to the extent required or permitted by the terms of the applicable award agreements or warrant agreements, as applicable) or (ii) dividends paid by any of the subsidiaries of Vista to Vista or any of its wholly owned subsidiaries);

•	grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, including Vista equity awards, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock or other equity or voting securities;

•	issue, sell or otherwise permit to become outstanding any additional shares of capital stock or other equity or voting securities or securities convertible or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except for the issuance of shares upon the exercise of Vista stock options or Vista warrants or the vesting or settlement of Vista equity awards outstanding as of the date of the merger agreement;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any person other than a wholly owned subsidiary, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business, including any debt collection or foreclosure transactions, or pursuant to contracts or agreements in force on the date of the merger agreement;

•	except for transactions in the ordinary course of business consistent with past practice (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted), make any material investment or acquisition, either by purchase of stock, securities or other equity interests, contributions to capital, property transfers, or purchase of any property or assets of any person other than a wholly owned subsidiary of Vista;

11

•	in each case except in the ordinary course of business consistent with past practice (i) terminate, materially amend, or waive any material provision of, certain material contracts, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts in the ordinary course of business without material adverse changes to terms with respect to Vista or its subsidiaries or (ii) enter into certain material contracts;

•	except as required under applicable law, the merger agreement or by the terms of any Vista benefit plan as in effect as of the date of the merger agreement or by the treatment of Vista stock options and Vista director restricted stock awards or covenants relating to employee matters pursuant to the merger agreement, (i) enter into, adopt or terminate any Vista benefit plan (including any plans, programs, policies, agreements or arrangements that would be considered a Vista benefit plan if in effect as of the date of the merger agreement), (ii) amend any Vista benefit plan, other than de minimis administrative amendments in the ordinary course of business consistent with past practice that do not materially increase the cost or expense of maintaining, or increase the benefits payable under, such Vista benefit plan, (iii) pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation, (iv) accelerate the vesting, funding or payment of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any Vista equity awards or other equity-based awards or other compensation or benefit, (v) enter into any collective bargaining agreement or similar agreement or arrangement, (vi) except for increases in base salary or wage in the ordinary course of business consistent with past practice and in amounts that will not exceed 5% for any individual employee and 3% in the aggregate for all employees, increase the compensation, bonus, severance, termination pay or other benefits payable to any of their respective current, prospective or former employees, officers, directors or independent contractors, (vii) fund or provide any funding for any rabbi trust or similar arrangement, (viii) terminate the employment or services of any employee, officer, director or any independent contractor or consultant whose annual base salary or wage or annual consulting fee is greater than $200,000, in each case other than for cause or (ix) hire or promote any employee, officer, director or any independent contractor or consultant whose annual base fee or base wage is or would be greater than $200,000;

•	settle any claim, suit, action or proceeding other than any settlement involving solely money damages not in excess of $200,000 individually or $400,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payment received by Vista or any of its subsidiaries in respect thereof) that does not involve or create an adverse precedent and that would not impose any material restriction on the business of Vista or its subsidiaries or the surviving corporation or its subsidiaries;

•	(i) agree or consent to the issuance of any injunction, decree, order or judgment materially restricting or adversely affecting Vista’s or its subsidiaries’ respective businesses or operations or (ii) waive or release any material rights or claims other than in the ordinary course of business;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

12

•	amend its certificate of formation, its bylaws or comparable governing documents of its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity or requested by a governmental entity;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity;

•	change in any material respect its lending, investment, underwriting, risk and asset liability management, pricing, securitization and servicing policies and practices (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or a governmental entity;

•	except pursuant to existing commitments entered into prior to the date of the merger agreement and disclosed to NBHC prior to the date of the merger agreement, make or acquire, renew, modify in any material respect or extend any loans that, (i) are outside of the ordinary course of business consistent with past practice or inconsistent with, or in excess of the limitations contained in, Vista’s loan policy or (ii) (x) with respect to loans to existing customers, increase the aggregate outstanding commitments or credit exposure to any such existing customer by more than $5,000,000 on a fully-secured basis (or $250,000 on any loan that is not on a fully-secured basis); or (y) with respect to loans to new customers, result in an aggregate commitment or credit exposure to any such new customer in excess of $3,000,000 on a fully-secured basis (or $250,000 on any loan that is not on a fully-secured basis); provided that any such loan applicable to clause (y) will not include any loan for which a commitment to make or acquire was entered into prior to the date of the merger agreement, in each case of this clause (ii), without first notifying by email and, if requested by NBHC within two business days of receipt of such notice, consulting with NBHC (which notification will be made through certain designated representatives of NBHC);

•	make, or commit to make, any capital expenditures that exceed by more than $100,000 in the aggregate;

•	make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended income or other material tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

•	(i) make any application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of Vista or its subsidiaries, (ii) other than in consultation with NBHC, make any application for the closing of or close any branch or (iii) other than in consultation with NBHC, purchase any new real property (other than other real estate owned properties in the ordinary course of business) or enter into any lease with respect to real property;

13

•	foreclose upon or otherwise acquire any commercial real property (i) in excess of $2,500,000; or (ii) that would reasonably be expected to raise environmental concerns (e.g., gas stations, dry cleaners, etc.), in each case, prior to receipt of a Phase I environmental review thereof;

•	cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount, scope and insurer) to that in effect as of the date of merger agreement;

•	knowingly take any action that is intended to adversely affect or materially delay the ability of Vista or its subsidiaries to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or by the bank merger agreement or the requisite Vista vote or to perform its covenants and agreements under the merger agreement or the bank merger agreement or to consummate the transactions contemplated thereby; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Prior to the effective time or earlier termination of the merger agreement, except as expressly contemplated or permitted by the merger agreement, required by applicable law or as consented to in writing by Vista (such consent not to be unreasonably withheld, conditioned or delayed), NBHC will not, and will not permit any of its subsidiaries to:

•	amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries;

•	(i) adjust, split, combine or reclassify any of its capital stock or (ii) make, declare or pay any extraordinary dividend, or make any other extraordinary distribution on, any shares of NBHC common stock;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

14

Regulatory Matters

NBHC and Vista have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings required to obtain the requisite regulatory approvals, use their reasonable best efforts to make such filings as soon as reasonably practicable and in no event later than 30 days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties, regulatory agencies and governmental entities. As soon as reasonably practicable and in no event later than 30 days of the date of the merger agreement, each of NBHC and Vista has agreed to, and to cause their applicable subsidiaries to, cooperate with each other in connection therewith (including the furnishing of any information that may be reasonably requested or required to obtain the requisite regulatory approvals), and will cause their respective subsidiaries to, use reasonable best efforts to respond and comply as promptly as practicable to any requests by governmental entities for documents and information. Each of NBHC and Vista has the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Vista or NBHC, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the merger agreement. In exercising the foregoing right, each of the parties has agreed to act reasonably and as promptly as practicable. Each of NBHC and Vista has agreed to consult with each other with respect to the obtaining of all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the merger agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by the merger agreement. Each party has agreed to consult with the other in advance of any meeting or conference with any governmental entity in connection with the transactions contemplated by the merger agreement and, to the extent permitted by such governmental entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law; and provided that each of NBHC and Vista will promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any governmental entity that the other party does not attend or participate in, to the extent permitted by such governmental entity and applicable law.

In furtherance and not in limitation of the foregoing, each of NBHC and Vista has agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, including to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing, and (ii) avoid or eliminate each and every impediment so as to enable the closing to occur as soon as possible, provided, however, that, notwithstanding anything contained in the merger agreement, NBHC or Vista will not be required to, and NBHC and Vista will not (without the written consent of the other party), take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger (measured on a scale relative to Vista and its subsidiaries, taken as a whole) (a “materially burdensome regulatory condition”).

Each of NBHC and Vista has agreed to promptly advise the other upon receiving any communication from any governmental entity whose consent or approval is required for consummation of the transactions contemplated by the merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

Employee Matters

NBHC has agreed to provide the employees of Vista and its subsidiaries as of the effective time (the “continuing employees”), for so long as they are employed following the effective time, with the following during the period commenting at the effective time and ending on December 31, 2026 (the “continuation period”): (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such employee immediately prior to the effective time, and (ii) incentive compensation opportunities and employee benefits (excluding change in control or retention arrangements, any frozen benefit plans of NBHC or benefit plans that exclusively provide benefits to grandfathered employees of NBHC) that are substantially comparable in the aggregate to those provided to similarly situated employees of NBHC; provided that, until NBHC fully integrates the continuing employees into its plans, participation in the Vista benefit plans will be deemed to satisfy the foregoing standards, it being understood that the continuing employees may commence participating in the plans of NBHC on different dates following the effective time with respect to different benefit plans. Each continuing employee who is not party to an individual agreement providing for severance or termination benefits and is terminated during the continuation period under severance qualifying circumstances will be provided severance benefits under the broad-based severance policy maintained by NBHC or its subsidiaries. Further, Vista and NBHC have agreed to cooperate to implement certain employment commitments to each other.

15

Regarding any employee benefit plans of NBHC in which any continuing employees become eligible to participate on or after the effective time (the “new plans”), NBHC will use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Vista benefit plan; (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under a Vista benefit plan that provides health care benefits (including medical, dental and vision), to the same extent that such credit was given under the analogous Vista benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new plans; and (iii) recognize all service of such employees with Vista and its subsidiaries for all purposes in any new plan to the same extent that such service was taken into account under the analogous Vista benefit plan prior to the effective time; provided that the foregoing service recognition will not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension or retiree welfare plan, (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits, or (D) for purposes of any equity incentive awards granted by NBHC.

Unless otherwise requested by NBHC in writing at least five business days prior to the effective time, Vista will cause any 401(k) plan it sponsors or maintains (the “Vista 401(k) plan”) to be terminated effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. If the Vista 401(k) plan is terminated, the continuing employees will be eligible to participate, effective as soon as reasonably practicable following the effective time, in a 401(k) plan sponsored or maintained by NBHC or one of its subsidiaries (a “NBHC 401(k) plan”). Vista and NBHC have agreed to take any and all actions as may be required, including amendments to the Vista 401(k) plan and/or NBHC 401(k) plan, to permit the continuing employees who are then actively employed to make rollover contributions to the NBHC 401(k) plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.

NBHC and Vista have also agreed that as promptly as practicable (and in any event no later than five business days prior to the closing date), Vista will grant the specified Vista restricted stock award.

Director and Officer Indemnification and Insurance

The merger agreement provides that at or prior to the effective time, NBHC will purchase past acts and extended reporting period insurance coverage under Vista’s (i) current directors and officers insurance policy, (ii) employment practices liability insurance policy, and (iii) bankers professional insurance policy (provided that NBHC may substitute such policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured for each of the foregoing), in each case that (x) provides coverage with respect to claims arising from facts or events which occurred at the effective time or during at least the six-year period immediately preceding the effective time (including the transactions contemplated by the merger agreement) and (y) is in effect for a period of at least six years from and after the effective time; provided, however, that NBHC will not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date of the merger agreement by Vista for such insurance (the “premium cap”), and if such premiums would at any time exceed the premium cap, then NBHC will cause to be maintained policies of insurance that provide the maximum coverage available at an annual premium equal to the premium cap. Alternatively, Vista may, in consultation with NBHC, obtain at or prior to the effective time a six-year “tail” policy under Vista’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap. If NBHC or Vista purchases such a “tail policy,” NBHC will maintain it in effect.

16

The merger agreement provides that, for a period of no less than six years from and after the effective time, the surviving corporation will indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of the merger agreement by Vista pursuant to the Vista certificate of formation, the Vista bylaws, the governing or organizational documents of any subsidiary of Vista and certain other indemnification agreements in existence as of the date of the merger agreement, each present and former director or officer of Vista and its subsidiaries (in each case, when acting in such capacity) (collectively, the “Vista indemnified parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director or officer of Vista or any of its subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time, including matters, acts or omissions occurring in connection with the approval of the merger agreement and the transactions contemplated by the merger agreement; provided that, in the case of advancement of expenses the Vista indemnified party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Vista indemnified party is not entitled to indemnification.

Director Appointment

NBHC and Vista have agreed that, effective as of the effective time, the board of directors of NBHC will be increased by one director and one director of Vista as of immediately prior to the effective time (which individual will be mutually agreed by NBHC and Vista) will be appointed to the board of directors of the NBHC and will serve in accordance with the corporate governance guidelines and standards applicable to all directors of NBHC.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of the registration statement on Form S-4 (the “Form S-4”), obtaining required consents, the listing of the shares of NBHC common stock to be issued in the merger, access to information of the other party, advice of changes, takeover restrictions, shareholder litigation relating to the transactions contemplated by the merger agreement, restructuring efforts if Vista fails to obtain the requisite Vista vote, the repayment of Vista indebtedness, actions of NBHC’s board of directors with respect to exemption from liability under Section 16(b) under the Exchange Act of 1934, as amended, and public announcements with respect to the transactions contemplated by the merger agreement.

17

Shareholder Meeting and Recommendation of the Vista Board of Directors

Vista has agreed to take, in accordance with applicable law and the Vista certificate of formation and Vista bylaws, as amended, all actions necessary to convene a meeting of its shareholders (the “Vista special meeting”) to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the requisite Vista vote required in connection with the merger agreement and the merger and, if mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement. Except in the case of a Vista adverse recommendation change (as defined below), the Vista board of directors will use its reasonable best efforts to obtain from the shareholders of Vista the requisite Vista vote, including by communicating to its shareholders its recommendation (and including such recommendation in its proxy statement) that they approve the merger agreement and the transactions contemplated thereby (the “Vista board recommendation”). If requested by NBHC, Vista will engage a proxy solicitor reasonably acceptable to NBHC to assist in the solicitation of proxies from Vista shareholders relating to the requisite Vista vote. Vista and its board of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to NBHC the Vista board recommendation, (ii) fail to make the Vista board recommendation in its proxy statement, (iii) adopt, approve, recommend or endorse a Vista acquisition proposal or publicly announce an intention to adopt, approve, recommend or endorse a Vista acquisition proposal, (iv) fail to publicly and without qualification (A) recommend against any Vista acquisition proposal or (B) reaffirm the Vista board recommendation, in each case within 10 business days (or such fewer number of days as remains prior to the Vista special meeting) after a Vista acquisition proposal is made public or any request by NBHC to do so, or (v) publicly propose to do any of the foregoing clauses (i) through (iv) (any of the foregoing, a “Vista adverse recommendation change”). However, subject to certain termination rights in favor of NBHC as described in the sections entitled “—Termination of the Merger Agreement” and “—Effect of Termination,” if the Vista board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Vista board recommendation, then, prior to the receipt of the requisite Vista vote, in submitting the merger agreement and the merger to its shareholders, the Vista board of directors may (but is not required to) withhold or withdraw or modify or qualify in a manner adverse to NBHC the Vista board recommendation or may submit the merger agreement and the merger to its shareholders without recommendation (although the resolutions approving the merger agreement as of the date thereof may not be rescinded or amended), in which event the Vista board of directors may communicate the basis for the Vista adverse recommendation change to its shareholders in its proxy statement or an appropriate amendment or supplement thereto; provided that the Vista board of directors may not take any actions under this sentence unless (i) it gives NBHC at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Vista board of directors in response to a Vista acquisition proposal, the latest material terms and conditions and the identity of the third party in any such Vista acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Vista board of directors takes into account any amendment or modification to the merger agreement proposed by NBHC and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to make the Vista board recommendation. Any material amendment to any Vista acquisition proposal will be deemed to be a new Vista acquisition proposal for purposes of such notice requirement and will require a new notice period.

18

Vista will adjourn or postpone the Vista special meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Vista common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Vista has not received proxies representing a sufficient number of shares necessary to obtain the requisite Vista vote. Notwithstanding anything to the contrary in the merger agreement, unless the merger agreement has been terminated in accordance with its terms, the Vista special meeting will be convened and the merger agreement and the merger will be submitted to the shareholders of Vista at the Vista special meeting for the purpose of voting on the approval of the merger and the other matters contemplated thereby, and nothing contained in the merger agreement will be deemed to relieve Vista of such obligation. Vista will only be required to adjourn or postpone the Vista special meeting 2 times pursuant to the first sentence of this paragraph.

Agreement Not to Solicit Other Offers

Vista has agreed that it will not, and will cause its subsidiaries, officers and directors, and use its reasonable best efforts to cause its and their respective directors, employees, agents, accountants, counsel, advisors and other representatives (collectively, “representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Vista acquisition proposal (as defined below), except to notify a person that has made or, to the knowledge of Vista, is making any inquiries with respect to, or is considering making a Vista acquisition proposal of the existence of the foregoing restrictions. Unless the merger agreement is terminated in accordance with its terms, Vista has also agreed that it will not, and will cause its subsidiaries and its and their representatives not to on its behalf, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to below and entered into in accordance with the merger agreement relating to any Vista acquisition proposal). For purposes of the merger agreement, a “Vista acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, inquiry or proposal relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Vista and its subsidiaries or 20% or more of any class of equity or voting securities of Vista or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Vista, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Vista or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Vista or (iii) a merger, consolidation, share exchange or other business combination, reorganization recapitalization, liquidation, dissolution or similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Vista.

However, prior to the receipt of the requisite Vista vote, in the event Vista receives an unsolicited bona fide written Vista acquisition proposal, it may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided that, prior to providing any confidential or nonpublic information permitted to be so provided, Vista has provided such information to NBHC, and has entered into a confidentiality agreement with the third party on terms no less favorable to it than the confidentiality agreement between NBHC and Vista, which confidentiality agreement may not provide such person with any exclusive right to negotiate with Vista.

19

Vista has also agreed to, and will use its reasonable best efforts to cause its representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than NBHC with respect to any Vista acquisition proposal. Further, Vista has agreed to, and to cause its subsidiaries to, promptly request (to the extent it has not already done so prior to the date of the merger agreement) any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Vista acquisition proposal that remains in effect as of the date of the merger agreement to return or destroy all confidential information of Vista or its subsidiaries in the possession of such person or its representatives. In addition, Vista has agreed to promptly (and in any event within 24 hours) advise NBHC following receipt of any Vista acquisition proposal or any inquiry that could reasonably be expected to lead to a Vista acquisition proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Vista acquisition proposal), to provide NBHC with an unredacted copy of any such Vista acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Vista acquisition proposal and to keep NBHC reasonably apprised of any related developments, discussions and negotiations on a current basis, including by providing to NBHC as soon as reasonably practicable (and in any event within 48 hours) any amendments to or revisions of the terms of such inquiry or Vista acquisition proposal. Vista will use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.

Conditions to Completion of the Merger

NBHC’s and Vista’s respective obligations to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time, of the following conditions:

•	approval of the merger agreement by the shareholders of Vista by the requisite Vista vote;

•	the shares of NBHC common stock issuable pursuant to the merger agreement having been authorized for listing on the NYSE, subject to official notice of issuance;

•	the effectiveness under the Securities Act of 1933, as amended, of the Form S-4 and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for that purpose initiated or threatened by the SEC and not withdrawn;

•	no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

•	all requisite regulatory approvals, including from the Board of Governors of the Federal Reserve System, the Texas Department of Banking and the Colorado Division of Banking, having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired, and no requisite regulatory approval having resulted in the imposition of any materially burdensome regulatory condition;

•	the accuracy of the representations and warranties of the other party contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement;

20

•	the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date;

•	receipt by such party of a certificate signed on behalf of the other party by an executive thereof stating that the conditions set forth in the immediately preceding two bullets have been satisfied; and

•	receipt by such party of an opinion of legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; in rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of NBHC and Vista reasonably satisfactory in form and substance to such counsel.

NBHC’s obligation to complete the merger is subject to the satisfaction or, where legally permissible, waiver of additional conditions. These additional conditions include, among others:

•	receipt of a FIRPTA certificate from Vista stating that the shares of capital stock of Vista do not constitute “United States real property interests” under the Code;

•	the Chief Executive Officer of Vista having executed an employment agreement with NBHC and/or NBH Bank, and that such employment agreement remains in full force and effect;

•	certain stockholders having executed a voting and lock-up agreement (as defined below) and that such voting and lock-up agreements remain in full force and effect; and

•	holders of no more than 5% of the issued and outstanding shares of Vista common stock have demanded or being entitled to receive payment of the fair value of their shares as dissenting shareholders under the applicable provisions of the TBOC.

Neither NBHC nor Vista can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite Vista vote, in the following circumstances:

•	by mutual consent of NBHC and Vista in a written instrument;

•	by either NBHC or Vista if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

21

•	by either NBHC or Vista if the merger has not been completed on or before September 15, 2026 (the “termination date”), unless the failure of the closing to occur by the termination date is not due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•	by either NBHC or Vista (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Vista, in the case of a termination by NBHC, or NBHC, in the case of a termination by Vista, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured by the earlier of the termination date and 45 days following written notice to the other party, or by its nature or timing cannot be cured during such period; or

•	by NBHC, prior to such time as the requisite Vista vote is obtained, if Vista or the Vista board of directors (i) makes a Vista adverse recommendation change or (ii) materially breaches its obligations related to Vista shareholder approval or Vista acquisition proposals.

Effect of Termination

If the merger agreement is terminated by either NBHC or Vista, as provided under “—Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of NBHC, Vista, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated thereby, except that (i) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements, the effect of termination, including the termination fee described below, and certain general provisions, and (ii) notwithstanding anything to the contrary in the merger agreement, neither NBHC nor Vista will be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of the merger agreement.

Termination Fee

Vista will pay NBHC a termination fee equal to $15,000,000 by wire transfer of same-day funds (the “termination fee”) if the merger agreement is terminated in the following circumstances:

•	In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide Vista acquisition proposal has been communicated to or otherwise made known to the Vista board of directors or Vista’s senior management or has been made directly to Vista’s shareholders generally, or any person has publicly announced (and not withdrawn at least two business days prior to the Vista special meeting) a Vista acquisition proposal, in each case, with respect to Vista and (i) (A) thereafter the merger agreement is terminated by either NBHC or Vista pursuant to the third bullet set forth under “—Termination of the Merger Agreement” above without the requisite Vista shareholder vote having been obtained (and all other mutual closing conditions and closing conditions with respect to Vista set forth in the merger agreement were satisfied or were capable of being satisfied prior to such termination) or (B) thereafter the merger agreement is terminated by NBHC pursuant to the fourth bullet set forth under “—Termination of the Merger Agreement” above as a result of a willful breach, and (ii) prior to the date that is 12 months after the date of such termination, Vista enters into a definitive agreement or consummates a transaction with respect to a Vista acquisition proposal (whether or not the same Vista acquisition proposal as that referred to above), provided that, for purposes of the foregoing, all references in the definition of Vista acquisition proposal to “20%” will instead refer to “50%.” In such case, the termination fee must be paid to NBHC on the earlier of the date Vista enters into such definitive agreement and the date of consummation of such transaction.

•	In the event that the merger agreement is terminated by NBHC pursuant to the last bullet set forth under “—Termination of the Merger Agreement” above. In such case, the termination fee must be paid to NBHC as promptly as reasonably practicable after the date of termination (and in any event, within three business days of the date of termination).

22

Fees and Expenses

Except as otherwise expressly provided in the merger agreement, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Vista vote, except that after the receipt of the requisite Vista vote, there may not be, without further approval of the shareholders of Vista or NBHC, as applicable, any amendment of the merger agreement that requires such further approval under applicable law.

At any time prior to the effective time, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided, however, that after the receipt of the requisite Vista vote, there may not be, without further approval of the shareholders of Vista or NBHC, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Vista board of directors are subject to the laws of the State of Texas).

Specific Performance

NBHC and Vista will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Each of NBHC and Vista waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

23

Important Statement Regarding Merger Agreement

The foregoing description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the merger agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the merger, and (ii) were made only as of the date of the merger agreement or such other date as is specified in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the merger agreement is included with this filing only to provide investors with information regarding the terms of the merger agreement, and not to provide investors with any factual information regarding NBHC or Vista, their respective affiliates or their respective businesses. The merger agreement should not be read alone, but should instead be read in conjunction with the other information regarding NBHC, Vista, their respective affiliates or their respective businesses, the merger agreement and the merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that also constitutes a prospectus of NBHC, as well as in the annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings that NBHC makes with the SEC.

Voting and Lock-Up Agreements

Concurrently with the execution and delivery of the merger agreement, NBHC entered into voting and lock-up agreements (the “voting and lock-up agreements”) with certain shareholders of Vista (collectively, the “significant shareholders”), pursuant to which, among other things, each significant shareholder has agreed, subject to the terms of the voting and lock-up agreement, to (i) vote the securities of Vista (including shares of Vista common stock, Vista options, restricted shares of Vista common stock and/or Vista warrants) (the “Vista shares”) over which such significant shareholder is entitled to vote in favor of the approval and adoption of the merger agreement and other transactions contemplated thereby, (ii) until the effective time, refrain from transferring the Vista shares, with certain limited exceptions, and (iii) from the effective time until 180 days thereafter (the “lock-up period”), refrain from effecting or attempting to effect a transfer of any Vista shares, entering into any swap or other arrangement that transfers to another any of the economic consequences of ownership of such Vista shares or publicly announcing the intention to effect any of the foregoing transactions.

The voting and lock-up agreements will remain in effect until the earlier to occur of (i) the date of termination of the merger agreement pursuant to its terms, (ii) the closing of the merger and the date of termination of the merger agreement in accordance with its terms and provisions, or (iii) the date of any material modification, waiver or amendment of the merger agreement that affects adversely the consideration payable to shareholders of Vista pursuant to the merger agreement as provided to the shareholder in question; provided that the lock-up restriction will survive until the termination of the lock-up period.

24

The foregoing description of the voting and lock-up agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the voting and lock-up agreements, a form of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the execution of the merger agreement and in recognition of the expanded scope, responsibilities, and complexity of managing the combined enterprise, NBHC’s Compensation Committee approved compensation increases for G. Timothy Laney (Chairman and Chief Executive Officer) and Aldis Birkans (President), in each case contingent and effective upon the closing of the transactions contemplated by the merger agreement (subject to their continued employment through such date). Such compensation increases include (i) an increase in annual base salary to $1,000,000 for Mr. Laney and $800,000 for Mr. Birkans, (ii) an increase in target annual cash bonus opportunity to 150% of base salary for Mr. Laney and 90% of base salary for Mr. Birkans, (iii) an increase of annual long-term equity award opportunity to 250% of base salary for Mr. Laney, and (iv) the grant of an award of NBHC restricted stock with a grant date fair value of $15,000,000 for Mr. Laney and $7,500,000 for Mr. Birkans, with one-third of each such award vesting on December 15, 2026 subject to specified performance criteria and the remainder vesting in eight quarterly installments beginning on March 15, 2027.

Item 9.01. Financial Statements and Exhibits.

(d)            Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 15, 2025, by and between National Bank Holdings Corporation, Vista Bancshares, Inc. and Bryan Wick, solely in his capacity as Shareholders’ Representative*

10.1	Form of Voting and Lock-Up Agreement, dated as of September 15, 2025, among National Bank Holdings Corporation and each of the holders of common stock of Vista Bancshares, Inc. listed on the signature pages therein.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

25

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 related to, among other things, NBHC’s strategy, plans, beliefs, goals, intentions, and expectations regarding the proposed transaction; its ability to achieve its financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements typically contain words such as “anticipate,” “believe,” “potential,” “will,” “estimate,” “plans,” “approximately,” “opportunity,” “expect,” “position,” “pro forma,” “proposed,” “intend” or similar expressions. Forward-looking statements involve certain important risks, uncertainties and other factors, any of which could cause actual results to differ materially from those in such statements. Such factors include, without limitation, the “Risk Factors” referenced in NBHC’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2025, and other risks and uncertainties listed from time to time in NBHC’s reports and documents filed with the SEC, each of which is filed with the SEC and available in the “Financials” section of NBHC’s website at https://www.nationalbankholdings.com, under the heading “SEC Filings.” Additional factors that could cause actual results to differ materially from those in forward-looking statements include: the ability to obtain required regulatory, shareholder or other approvals or meet other closing conditions to the merger on the expected terms and schedule; the acquisition may not be timely completed, if at all; difficulties and delays in integrating NBH Bank’s and Vista Bank’s businesses or fully realizing cost savings and other benefits; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of NBHC and Vista to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against NBHC or Vista; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; business disruption prior to the completion of the acquisition or following the proposed transaction; NBHC’s ability to execute its business strategy; adverse regulatory conditions that may be imposed in connection with regulatory approvals of the transaction; reputational risks and risks relating to the reaction of NBHC’s and Vista’s customers or employees to the proposed transaction, including the effects on their respective ability to attract or retain customers and key personnel; diversion of management time on acquisition-related issues; the dilution caused by NBHC’s issuance of additional shares of its capital stock in connection with the transaction; economic, market, operational, liquidity, credit and interest rate risks associated with NBHC’s business; business and economic conditions along with external events both generally and in the financial services industry; susceptibility to credit risk and fluctuations in the value of real estate and other collateral securing a significant portion of NBHC’s loan portfolio, including with regards to real estate acquired through foreclosure, and the accuracy of appraisals related to such real estate; the allowance for credit losses and fair value adjustments may be insufficient to absorb losses in NBHC’s loan portfolio; NBHC’s ability to maintain sufficient liquidity to meet the requirements of deposit withdrawals and other business needs; changes impacting monetary supply and the businesses of NBHC’s clients and counterparties, including levels of market interest rates, inflation, currency values, monetary and fiscal policies, and the volatility of trading markets; changes in the fair value of NBHC’s investment securities and the ability of companies in which we invest to commercialize their technology or product concepts; the loss of certain executive officers and key personnel; any service interruptions, cyber incidents or other breaches relating to NBHC’s technology systems, security systems or infrastructure or those of NBHC’s third-party providers; the occurrence of fraud or other financial crimes within NBHC’s business; competition from other financial institutions and financial services providers and the effects of disintermediation within the banking business including consolidation within the industry; changes to federal government lending programs like the Small Business Administration’s Preferred Lender Program and the Federal Housing Administration’s insurance programs, including the impact of a government shutdown of such programs; impairment of NBHC’s mortgage servicing rights, disruption in the secondary market for mortgage loans, declines in real estate values, or being required to repurchase mortgage loans or reimburse investors; developments in technology, such as artificial intelligence, the success of NBHC’s digital growth strategy, and NBHC’s ability to incorporate innovative technologies in its business and provide products and services that satisfy NBHC’s clients’ expectations for convenience and security; NBHC’s ability to execute its organic growth and acquisition strategies; the accuracy of projected operating results for assets and businesses we acquire as well as NBHC’s ability to drive organic loan growth to replace loans in its existing portfolio with comparable loans as loans are paid down; changes to federal, state and local laws and regulations along with executive orders applicable to NBHC’s business, including tax laws; NBHC’s ability to comply with and manage costs related to extensive government regulation and supervision, including current and future regulations affecting bank holding companies and depository institutions; the application of any increased assessment rates imposed by the Federal Deposit Insurance Corporation; claims or legal action brought against NBHC by third parties or government agencies; and other factors that may affect the future results of NBHC. NBHC can give no assurance that any goal or plan or expectation set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements. Forward-looking statements speak only as of the date they are made and are based on information available at the time. NBHC does not intend, and assumes no obligation, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law.

26

Annualized, pro forma, projected, and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except to the extent required by applicable law or regulation, NBHC disclaims any obligation to revise or publicly release any revision or update to any of the forward-looking statements included herein to reflect events or circumstances that occur after the date on which such statements were made. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information and Where to Find It

NBHC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of NBHC common stock to be issued to the shareholders of Vista in connection with the proposed transaction. The Registration Statement will include a proxy statement/prospectus, which will be sent to the shareholders of Vista in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NBHC, VISTA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to National Bank Holdings Corporation, Attention:  Investor Relations, 7800 E. Orchard Road, Suite 300, Greenwood Village, CO 80111, by e-mailing ir@nationalbankholdings.com or by calling (720) 554-6640.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 18, 2025

National Bank Holdings Corporation

By:	/s/ Angela N. Petrucci
	Name:	Angela N. Petrucci
	Title:	Chief Administrative Officer and General Counsel

28